Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of SilverCrest Mines Inc. (the “Company”) on Form 40-F for the period ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, J. Scott Drever, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

           (1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

           (2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 28, 2014	”J. Scott Drever”
J. Scott Drever
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.